Exhibit 99.1
EnCana generates 2007 cash flow of US$8.5 billion,
or $11.06 per share, up 29 percent
Drill bit additions exceed 200% of production; Net earnings per share down 23 percent
Quarterly dividend doubled to 40 cents per share
Calgary, Alberta, (February 14, 2008) – EnCana Corporation (TSX & NYSE: ECA) achieved strong increases in 2007 cash flow and operating earnings during a year of solid growth in natural gas and oil production. Financial results were enhanced by EnCana’s favourable gas price hedges, which offset weaker gas prices, and excellent performance from the company’s downstream segment of the integrated oil business. EnCana also achieved very strong proved reserves additions at competitive costs.
“EnCana delivered tremendous operational and financial performance in 2007, a direct result of our sharpened focus on North American unconventional natural gas and integrated oil resource plays. The sustainable value creation capacity of our resource play strategy is becoming increasingly evident. With strong production growth of 11 percent per share and successful price hedges that delivered a $1 billion benefit to 2007 cash flow, our company’s cash flow, operating earnings and free cash flow all increased substantially in a year when our industry faced many challenges. In 2007, production from our key natural gas resource plays grew 14 percent, while production from our integrated oil projects increased 25 percent. Our newly established refining business also delivered great results, achieving twice the cash flow we expected during its inaugural year. Completing the year’s success story, proved reserves additions were also substantial, replacing more than two times the amount of oil and gas we produced. Most importantly, these reserves additions were achieved at a highly-competitive finding and development cost of $1.65 per thousand cubic feet equivalent,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“EnCana’s energy resources lie beneath its more than 25 million net acres of land in North America, largely in the heart of the unconventional fairway. Our low-risk, long-life resource play assets hold the potential to deliver strong shareholder value creation for many years ahead. As a reflection of the company’s confidence in the sustainability of its business model, EnCana’s board of directors has approved a doubling of our quarterly dividend to 40 cents per share,” Eresman said.
IMPORTANT NOTE: Effective January 2, 2007, EnCana established an integrated oil business with ConocoPhillips, which resulted in EnCana contributing its interests in Foster Creek and Christina Lake into an upstream partnership owned 50-50 by the two companies. Unless otherwise noted in this news release, EnCana’s proved reserves and production in 2007 are reported on a post integrated oil basis. Production and wells drilled from 2006 have also been adjusted on a pro forma basis to reflect the integrated oil transaction. Per share amounts for cash flow and earnings are on a diluted basis. EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2007 Highlights
Financial — US$
•	Cash flow per share increased 29 percent to $11.06, or $8.5 billion

•	Operating earnings per share were up 37 percent to $5.36, or $4.1 billion

•	Net earnings per share were down 23 percent to $5.18, or $4.0 billion, primarily due to the after-tax change in the unrealized mark-to-market impact of EnCana’s financial hedges

•	Operating cash flow from the integrated oil business was $1.3 billion in 2007 compared to $276 million in 2006, including $1.1 billion of operating cash flow generated from the U.S. refineries

•	Total capital investment was down 4 percent to $6.0 billion

•	Generated $2.4 billion of free cash flow (as defined in Note 1 on page 10), up 171 percent

•	Purchased 38.9 million EnCana shares at an average price of $52.05 under the Normal Course Issuer Bid, for a total cost of $2.0 billion

•	Reduced shares outstanding at year-end by 4 percent, net of share option exercises, to a year-end total of 750.2 million

•	Doubled quarterly dividend in March 2007 to 20 cents per share, which amounts to 80 cents per share on an annual basis

•	At year end, net debt-to-adjusted-EBITDA was 1.2 times and net debt-to-capitalization was 34 percent
Operating – Upstream
•	Natural gas production increased 6 percent to 3.6 billion cubic feet per day (Bcf/d), up 15 percent per share

•	Increased production from natural gas key resource plays by 14 percent

•
Oil and natural gas liquids (NGLs) production decreased 9 percent to about 134,000 barrels per day (bbls/d), or down about 2 percent per share, primarily due to the sale of EnCana’s Ecuador assets in the first quarter of 2006

•	Integrated oil production grew 25 percent to 26,814 bbls/d at Foster Creek and Christina Lake

•	Operating and administrative costs of $1.17 per thousand cubic feet equivalent (Mcfe)
Operating – Downstream
•	Refined products averaged 457,000 bbls/d (228,500 bbls/d net to EnCana)

•	Refinery crude utilization of 96 percent or 432,000 bbls/d crude throughput (216,000 bbls/d net to EnCana)
Reserves
•	Total proved reserves increased 12 percent to 18.9 trillion cubic feet equivalent (Tcfe)

•	Added 3.6 Tcfe of proved reserves, compared to production of 1.6 Tcfe, for a production replacement of 227 percent

•	Proved natural gas reserves increased 7 percent to 13.3 trillion cubic feet (Tcf)

•	Proved oil and NGLs reserves increased 26 percent to 927 million barrels (MMbbls)

•
Proved reserves additions included approximately 2.2 Tcf of natural gas reserves, led by the Cutbank Ridge, Jonah and Piceance resource plays, and 241 million bbls of oil and NGLs, primarily from the Foster Creek and Christina Lake key resource plays

•	Finding and Development (F&D) costs were $1.65 per Mcfe

•	Three-year (2005-2007) F&D costs averaged $1.59 per Mcfe

•	F&D costs for natural gas and associated liquids were approximately $2.40 per Mcfe

•	Proved reserves life index of 12 years

•	Reserves replacement costs are outlined on page 8
2007 strategic results
•	Completed first full year of integrated oil business with ConocoPhillips composed of two 50-50 entities – one upstream and one downstream – which became effective January 2, 2007

•	Acquired the remaining 50 percent interest in the Deep Bossier natural gas play in East Texas for $2.55 billion, before closing adjustments

•	Approved the development of the Deep Panuke natural gas project offshore Nova Scotia

•	Completed the sale of interests in Chad for $208 million, assets in the Mackenzie Delta and Beaufort Sea for $159 million and assets in Australia for $31 million, before closing adjustments

•
Announced an agreement to sell remaining interests in Brazil for approximately $165 million, before closing adjustments. The sale is expected to close in the first half of 2008, pending certain conditions and regulatory approvals.

Strong natural gas production in 2007 led by U.S. resource plays
Total natural gas production averaged about 3.6 Bcf/d in 2007, an increase of 6 percent – roughly twice the company’s original forecast – principally due to strong performance from the Jonah and East Texas properties. Gas production growth was led by a 14 percent increase in U.S. production. In 2007, U.S. natural gas production represented about 40 percent of EnCana’s total natural gas portfolio. That share is expected to increase to almost 45 percent in 2008.
Integrated oil adds strong cash flow
EnCana saw strong financial performance from the first full year of its integrated oil business. Regional and local market factors have an impact on refining crack spreads. The Wood River and Borger refineries are located in markets influenced by U.S. Mid-Continent and Chicago 3-2-1 crack spreads, which for most of the year were strong relative to U.S. Gulf Coast and NYMEX crack spreads. Refining margins tracked well above historical levels through the middle of 2007, helping the integrated oil business generate about $1.3 billion in operating cash flow.
Deep Panuke gas project offshore Nova Scotia approved
Following the receipt of regulatory approval to develop the Deep Panuke natural gas project, EnCana sanctioned the $700 million project. Deep Panuke, located about 175 kilometres offshore Nova Scotia, is scheduled to start production in late 2010 and is expected to deliver between 200 million and 300 million cubic feet of natural gas per day to markets in Canada and the northeast United States.
Fourth quarter production continues strong growth
EnCana’s fourth quarter natural gas production increased 9 percent, with production at 3.7 Bcf/d, compared to the same quarter in 2006. Oil and natural gas liquids production increased 4 percent, with production at 136,000 bbls/d. Fourth quarter cash flow per share increased 17 percent to $2.56 or $1.9 billion and operating earnings per share increased 33 percent to $1.12, or $849 million.
Financial Summary – Total Consolidated

(for the period ended December 31)	Q4	Q4
($ millions, except per share amounts)	2007	2006	% Δ	2007	2006	% Δ
Cash flow [1]	1,934	1,761	+ 10	8,453	7,161	+ 18
Per share diluted	2.56	2.18	+ 17	11.06	8.56	+ 29
Net earnings	1,082	663	+ 63	3,959	5,652	- 30
Per share diluted	1.43	0.82	+ 74	5.18	6.76	- 23
Operating earnings[1]	849	675	+ 26	4,100	3,271	+ 25
Per share diluted	1.12	0.84	+ 33	5.36	3.91	+ 37

Earnings Reconciliation Summary – Total Consolidated

Net earnings	1,082	663	+ 63	3,959	5,652	- 30
(Add back losses & deduct gains)
Unrealized mark-to-market hedging gain (loss), after-tax	(366)	95		(811)	1,370
Non-operating foreign exchange gain (loss), after-tax	267	(128)		217	—
Gain (loss) on discontinuance, after-tax	68	21		152	554

Future tax recovery due to tax rate reductions	264	—		301	457

Operating earnings[1]	849	675	+ 26	4,100	3,271	+ 25
Per share diluted	1.12	0.84	+ 33	5.36	3.91	+ 37

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 10.

2007 Cash Flow Information

(for the period ended December 31, $ millions)	Q4	2007
Cash from operating activities	2,193	8,429
Deduct (Add back):
Net change in other assets and liabilities	(21)	(16)
Net change in non-cash working capital from continuing operations	280	(8)

Cash flow [1]	1,934	8,453

1	Cash flow as defined in Note 1 on Page 10
Production & Drilling Summary
Total Consolidated

(for the period ended December 31)	Q4	Q4
(After royalties)	2007	2006[1]	% Δ	2007	2006[1]	% Δ
Natural Gas production (MMcf/d)	3,722	3,406	+ 9	3,566	3,367	+ 6
Natural gas production per 1,000 shares (Mcf)	457	395	+ 16	1,720	1,499	+ 15
Oil and NGLs production (Mbbls/d)	136	131	+ 4	134	148	- 9
Oil and NGLs production per 1,000 shares (Mcfe)	100	91	+ 10	388	395	- 2

Total production (MMcfe/d)	4,539	4,194	+ 8	4,371	4,254	+ 3
Total production per 1,000 shares (Mcfe)	557	487	+ 14	2,108	1,894	+ 11

Net wells drilled	1,313	809	+ 62	4,484	3,657	+ 23

Continuing Operations

Natural Gas production (MMcf/d)	3,722	3,406	+ 9	3,566	3,367	+ 6
North America Oil and NGLs (Mbbls/d)	136	131	+ 4	134	136	- 1

Total production (MMcfe/d)	4,539	4,194	+ 8	4,371	4,182	+ 5

Net wells drilled	1,313	809	+ 62	4,484	3,650	+ 23

1	2006 information has been adjusted on a pro forma basis to reflect the integrated oil transaction; 2006 includes production from EnCana’s Ecuador assets, which were sold in the first quarter of 2006.
Key natural gas resource play production up 14 percent
Natural gas production from EnCana’s key resource plays increased 14 percent in 2007 to 2.7 Bcf/d, up from 2.4 Bcf/d in 2006. The increase was led by strong results in the U.S., where total gas production was up 14 percent, with the strongest growth in East Texas at 44 percent, Fort Worth in Texas at 23 percent and Jonah in Wyoming at 20 percent. In the fourth quarter, the company also saw the benefit of incremental production gains from the Deep Bossier acquisition. In 2007, total gas production in Canada increased 2 percent. Growth was strong at Cutbank Ridge in northeast British Columbia at 38 percent, the company’s coalbed methane (CBM) production in central and southern Alberta at 34 percent, and Bighorn in west central Alberta at 31 percent. Drilling successes in Canada were offset by natural declines at conventional properties.
Oil production from Foster Creek and Christina Lake was up 25 percent to 26,814 bbls/d. Overall, key resource play gas and oil production for the year was up 13 percent.

Growth from key North American resource plays

	Daily Production
	2007					2006					2005
Resource Play	Full					Full					Full
(After royalties)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural gas (MMcf/d)
Jonah	557	612	588	523	504	464	487	455	450	461	435
Piceance	348	351	354	349	334	326	335	331	324	316	307
East Texas	143	187	144	139	103	99	95	106	93	99	90
Fort Worth	124	138	128	124	106	101	99	104	108	93	70
Greater Sierra	211	221	220	219	186	213	212	209	224	208	219
Cutbank Ridge	234	254	245	226	210	170	199	167	173	140	92
Bighorn	119	130	128	115	104	91	99	97	95	72	55
CBM	259	283	256	245	251	194	211	209	179	177	112
Shallow Gas[1]	726	727	713	729	735	739	737	734	730	756	765

Total natural gas (MMcf/d)	2,721	2,903	2,776	2,669	2,533	2,397	2,474	2,412	2,376	2,322	2,145

Oil (Mbbls/d)
Foster Creek[2]	24	25	26	25	20	18	21	19	16	18	14
Christina Lake[2]	3	2	3	3	3	3	3	3	3	3	3
Pelican Lake[3]	23	24	24	23	23	24	20	23	22	29	26

Total oil (Mbbls/d)	50	51	53	51	46	45	44	45	41	50	43

Total (MMcfe/d)	3,021	3,209	3,090	2,972	2,811	2,667	2,736	2,680	2,624	2,624	2,403

% change from prior period	+13.3	+3.9	+4.0	+5.7	+2.7	+11.0	+2.1	+2.1	—	-2.9

1	Shallow Gas volumes in 2006 and 2005 were restated in the first quarter 2007 to report commingled volumes from multiple zones within the same geographic area based upon regulatory approval.

2	Foster Creek and Christina Lake volumes in 2006 and 2005 were restated in the first quarter 2007 on a pro forma basis to reflect the integrated oil transaction.

3	Pelican Lake reached royalty payout in April 2006.

Drilling activity in key North American resource plays

	Net Wells Drilled
	2007					2006					2005
	Full					Full					Full
Resource Play	Year	Q4	Q3	Q2	Q1	year	Q4	Q3	Q2	Q1	Year
Natural gas
Jonah	135	23	31	42	39	163	41	48	48	26	104
Piceance	286	77	72	72	65	220	50	48	59	63	266
East Texas	35	8	9	11	7	59	11	12	17	19	84
Fort Worth	75	15	17	29	14	97	19	22	27	29	59
Greater Sierra	109	27	27	32	23	115	5	16	34	60	164
Cutbank Ridge	81	11	18	25	27	116	19	35	36	26	135
Bighorn	58	6	15	9	28	52	7	7	18	20	51
CBM	1,079	330	323	18	408	729	157	156	35	381	1,245
Shallow Gas[1]	1,914	649	608	241	416	1,310	389	475	217	229	1,389

Total gas wells	3,772	1,146	1,120	479	1,027	2,861	698	819	491	853	3,497

Oil
Foster Creek[2]	23	6	8	1	8	3	—	—	—	3	20
Christina Lake[2]	3	—	1	2	—	1	—	—	—	1	—
Pelican Lake	—	—	—	—	—	—	—	—	—	—	52

Total oil wells	26	6	9	3	8	4	—	—	—	4	72

Total	3,798	1,152	1,129	482	1,035	2,865	698	819	491	857	3,569

1
Shallow Gas net wells drilled in 2006 and 2005 were restated in the first quarter 2007 as a result of reporting commingled volumes from multiple zones within the same geographic area based upon regulatory approval.

2	Foster Creek and Christina Lake net wells drilled in 2006 and 2005 were restated in the first quarter 2007 on a pro forma basis to reflect the integrated oil transaction.

2007 proved reserves
EnCana achieved 12 percent growth in proved reserves at a competitive finding and development cost of $1.65 per Mcfe
All of EnCana’s proved reserves are evaluated by independent qualified reserves evaluators.
2007 Proved Reserves Reconciliation

				Crude oil and Natural Gas Liquids
	Natural gas			(MMbbls)					Gas Equivalent[1]
	(Bcf)			Canada	Canada	Canada			(Bcfe)
	Canada	USA	Total	Conv.	Bitumen	Total	USA	Total	Total
Start of 2007	7,028	5,390	12,418	279.8	799.6	1,079.4	54.0	1,133.4	19,218
Partnership contribution [2]	—	—	—	—	(398.0)	(398.0)	—	(398.0)	(2,388)

Effective Jan. 2, 2007	7,028	5,390	12,418	279.8	401.6	681.4	54.0	735.4	16,830

Revisions and improved recovery	87	78	165	12.8	62.7	75.5	3.6	79.1	640
Extensions & discoveries	949	827	1,776	13.8	142.0	155.8	5.9	161.7	2,746
Purchase of reserves in place	63	211	274	0.2	—	0.2	—	0.2	275
Sale of reserves in place	(24)	(7)	(31)	(0.2)	—	(0.2)	—	(0.2)	(32)
Production	(811)	(491)	(1,302)	(33.0)	(10.8)	(43.8)	(5.2)	(49.0)	(1,596)

End of Year	7,292	6,008	13,300	273.4	595.5	868.9	58.3	927.2	18,863

% Change [3]	+ 4	+ 11	+ 7	- 2	+ 48	+ 28	+ 8	+ 26	+ 12

Developed	4,868	3,368	8,236	217.8	71.7	289.5	37.0	326.5	10,195
Undeveloped	2,424	2,640	5,064	55.6	523.8	579.4	21.3	600.7	8,668

Total	7,292	6,008	13,300	273.4	595.5	868.9	58.3	927.2	18,863

1	Gas equivalency has been calculated by EnCana. See the Advisory Regarding Reserves Data and Other Oil and Gas Information accompanying this release.

2
Effective January 2, 2007, EnCana established an integrated oil business with ConocoPhillips, which resulted in EnCana contributing its interests in Foster Creek and Christina Lake to an upstream partnership owned 50-50 by the two companies.

3	EnCana’s growth in proved reserves is expressed as the percentage change from January 2, 2007 to the end of the year.
Proved Reserves Costs

	2007	2006	2005	3 Years
Capital investment ($millions)
Finding and development	5,587	6,107	6,231	17,925
Acquisitions	2,708	368	472	3,548

Finding, development and acquisitions	8,295	6,475	6,703	21,473

Reserves additions (Bcfe)
Finding and development	3,386	3,064	4,849	11,299
Acquisitions	275	69	85	429

Finding, development and acquisitions	3,661	3,133	4,934	11,728

Proved reserves costs ($/Mcfe)
Finding and development	1.65	1.99	1.29	1.59
Finding, development and acquisitions	2.27	2.07	1.36	1.83

Finding and development costs by commodity
In 2007, F&D costs for natural gas and associated liquids were approximately $2.40 per Mcfe, down from about $2.70 per Mcfe in 2006. Natural gas and associated liquids reserves additions were approximately 2.0 Tcfe with capital investments of $4.7 billion in 2007, compared to 2006 reserves additions of about 1.9 Tcfe with capital investments of $5 billion.
In 2007, F&D costs for crude oil were approximately $3.60 per bbl, down from about $5.45 per bbl in 2006. Crude oil reserves additions were approximately 233 million bbls and capital investments were $840 million in 2007, compared to 2006 reserves additions of about 199 million bbls and capital investments of $1.1 billion.
For the three years, 2005–2007, EnCana’s F&D costs for natural gas and associated liquids averaged approximately $2.35 per Mcfe based on total reserves additions of about 6.4 Tcfe and total capital investments of $15 billion. For the same period, F&D costs for crude oil averaged approximately $3.60 per bbl based on total reserves additions of about 820 million bbls and total capital investments of $3 billion.
Reserves replacement cost in 2007
Reserves replacement cost for 2007 post integrated oil was approximately $2.20 per Mcfe, which includes divestitures of 32 Bcfe for proceeds of $382 million. EnCana’s three-year (2005 — 2007) reserves replacement cost was approximately $1.60 per Mcfe.
2007 Natural Gas and Oil Prices

	Q4	Q4
	2007	2006	% Δ	2007	2006	% Δ
Natural gas
($/Mcf, realized prices include hedging)
NYMEX	6.96	6.55	+ 6	6.86	7.22	- 5
EnCana realized gas price	7.32	6.70	+ 9	7.22	6.72	+ 7

Oil and NGLs
($/bbl, realized prices include hedging)
WTI	90.50	60.17	+ 50	72.41	66.25	+ 9
Western Canadian Select (WCS)	56.82	39.08	+ 45	49.50	44.69	+ 11
Differential WTI/WCS	33.68	21.09	+ 60	22.91	21.56	+ 6
EnCana realized liquids price	50.84	35.39	+ 44	47.00	40.39	+ 16

3-2-1 crack spread ($/bbl)
U.S. Gulf Coast	6.55	6.77	- 3	13.16	10.83	+ 22
U.S. Mid-Continent	9.37	10.11	- 7	19.10	14.32	+ 33
Chicago	9.17	9.70	- 5	17.67	13.38	+ 32

Price risk management
Risk management positions at December 31, 2007 are presented in Note 19 to the unaudited Interim Consolidated Financial Statements for the fourth quarter 2007. In 2007, EnCana’s commodity price risk management measures resulted in realized gains of approximately $1.0 billion after-tax, composed of a $1.1 billion after-tax gain on gas price and basis hedges and a $0.1 billion after-tax loss on oil price hedges and other hedges.
Half of expected 2008 gas production hedged during first 10 months of 2008
EnCana has hedged about 1.9 billion Bcf/d of expected gas production from January to October 2008 at an average NYMEX equivalent price of $8.21 per Mcf. EnCana has about 23,000 bbls/d of expected 2008 oil production hedged at a fixed price of WTI $70.13 per bbl. This price hedging strategy helps reduce uncertainty in cash flow during periods of commodity price volatility.

U.S. Rockies basis differential hedges
For 2008, EnCana has hedged 100 percent of its expected U.S. Rockies basis exposure using a combination of downstream transportation and basis hedges, including some hedges that are based on a percentage of NYMEX prices. At December 31, 2007, U.S. basis hedges, a combination of Rockies, Mid-Continent and San Juan instruments, had an effective annual average differential of NYMEX less $1.03 per Mcf.
2008 gas production forecast to increase 6 percent
In 2008, natural gas production, which represents more than 80 percent of EnCana’s production, is expected to increase about 6 percent to about 3.8 Bcf/d. Oil and NGLs production is expected to average 132,000 bbls/d, down 1 percent, mostly due to natural decline in mature properties. Total production in 2008 is expected to increase 5 percent to average 4.6 Bcfe/d. EnCana has updated its corporate guidance on its website: www.encana.com to reflect actual results for 2007.
Corporate developments
Quarterly dividend increased 100 percent to 40 cents per share
Consistent with the company’s focus on shareholder value creation, EnCana’s board of directors declared a quarterly dividend of 40 cents per share, which is payable on March 31, 2008 to common shareholders of record as of March 14, 2008. This is double the amount of the previous quarterly dividend.
Normal Course Issuer Bid
In 2007, EnCana purchased 38.9 million shares, or about 5 percent, of the outstanding shares at an average price of $52.05 per share under the company’s Normal Course Issuer Bid program. The average diluted shares for the year were 764.6 million and the shares outstanding at year end were 750.2 million. In January 2008, the company purchased 3.0 million shares at an average price of $63.29 for a cost of $191 million. During 2008, the company plans to purchase approximately 2 percent of the shares outstanding (about 15 million shares).
Financial strength
EnCana maintains a strong balance sheet, targeting a net debt-to-capitalization ratio between 30 and 40 percent. At December 31, 2007, the company’s net debt-to-capitalization ratio was 34 percent and net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, was 1.2 times. The increase in the net-debt-to-capitalization ratio from the end of the third quarter 2007 is primarily due to EnCana’s $2.55 billion Deep Bossier acquisition in Texas in November 2007.
In 2007, EnCana invested $6.0 billion in capital. Net acquisitions were $2.3 billion, resulting in net capital investment in continuing operations of $8.3 billion.
CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana will host a conference call today Thursday, February 14, 2008 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (866) 321-6651 (toll-free in North America) or (416) 642-5212 approximately 10 minutes prior to the conference call and quote confirmation code 6891314. An archived recording of the call will be available from approximately 3:00 p.m. MT on February 14 until midnight February 21, 2008 by dialling (888) 203-1112 or (647) 436-0148 and entering access code 6891314.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.

NOTE 1: Non-GAAP measures
This news release contains references to cash flow, pre-tax cash flow, operating earnings and free cash flow.
•
Cash flow is a non-GAAP measure defined as excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows.

•	Pre-tax cash flow is calculated as cash flow before cash taxes.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated Notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gains/losses on settlement of intercompany transactions and the effect of the reduction in income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar denominated Notes issued from Canada are for debt with maturity dates in excess of five years.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of total capital investment, excluding acquisitions, and is used to determine the funds available for other investing and/or financing activities.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $65 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
RESERVES COST DEFINITIONS – Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2007, are calculated by summing one or more of revisions and improved recovery, extensions and discoveries, acquisitions and divestitures. Reserves replacement cost is calculated by dividing total capital invested in finding, development and acquisitions net of divestitures by reserves additions in the same period. Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Finding, development and acquisition cost is calculated by dividing total capital invested in finding, development and acquisition activities by additions to proved reserves, before divestitures, which is the sum of revisions, extensions, discoveries and acquisitions. Proved reserves added in 2007 included both developed and undeveloped quantities. Additions to EnCana’s proved undeveloped reserves were consistent with EnCana’s resource play focus. The company estimates that approximately 70 percent of its proved undeveloped reserves will be developed within the next four years. 2007 finding, development and acquisition capital includes investment in long lead time projects. EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, net debt-to-capitalization ratio, sustainable growth and returns, cash flow, free cash flow, cash flow per share and increases in net asset value); anticipated ability to meet the company’s guidance forecasts; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; the anticipated production, timing thereof, and expenditures associated with the Deep Panuke Project; planned expansion of in-situ oil production; anticipated crude oil and natural gas prices, including basis differentials for various regions; anticipated expansion and production at Foster Creek and Christina Lake; anticipated increased capacity for the Borger and Wood River refineries; anticipated integrated oil cash flow; projections for future crack spreads and anticipated refining profits; anticipated drilling inventory; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy; anticipated purchases pursuant to the Normal Course Issuer Bid and the source of funding therefore; potential demand for natural gas; anticipated bitumen production in 2008 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs production in 2008 and beyond; anticipated costs and inflationary pressures; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

Fourth quarter report
for the period ended December 31, 2007
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions, except per share amounts)		2007	2006	2007	2006

REVENUES, NET OF ROYALTIES	(Note 6)
Upstream		$3,161	$2,552	$11,758	$10,369
Integrated Oil		2,369	260	7,983	973
Market Optimization		837	735	2,944	3,007
Corporate — Unrealized gain (loss) on risk management		(566)	129	(1,239)	2,050

		5,801	3,676	21,446	16,399

EXPENSES	(Note 6)
Production and mineral taxes		63	80	291	349
Transportation and selling		278	275	1,010	1,070
Operating		632	428	2,278	1,655
Purchased product		2,704	702	8,583	2,862
Depreciation, depletion and amortization		1,086	766	3,816	3,112
Administrative		121	84	384	271
Interest, net	(Note 9)	131	142	428	396
Accretion of asset retirement obligation	(Note 15)	18	13	64	50
Foreign exchange (gain) loss, net	(Note 10)	(233)	172	(164)	14
(Gain) loss on divestitures	(Note 8)	22	(2)	(65)	(323)

		4,822	2,660	16,625	9,456

NET EARNINGS BEFORE INCOME TAX		979	1,016	4,821	6,943
Income tax expense	(Note 11)	(28)	373	937	1,892

NET EARNINGS FROM CONTINUING OPERATIONS		1,007	643	3,884	5,051
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 7)	75	20	75	601

NET EARNINGS		$1,082	$663	$3,959	$5,652

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 18)
Basic		$1.34	$0.81	$5.13	$6.16
Diluted		$1.33	$0.80	$5.08	$6.04

NET EARNINGS PER COMMON SHARE	(Note 18)
Basic		$1.44	$0.84	$5.23	$6.89
Diluted		$1.43	$0.82	$5.18	$6.76

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Twelve Months Ended
		December 31,
($ millions)		2007	2006

RETAINED EARNINGS, BEGINNING OF YEAR		$11,344	$9,481
Net Earnings		3,959	5,652
Dividends on Common Shares		(603)	(304)
Charges for Normal Course Issuer Bid	(Note16)	(1,618)	(3,485)

RETAINED EARNINGS, END OF YEAR		$13,082	$11,344

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
($ millions)	2007	2006	2007	2006

NET EARNINGS	$1,082	$663	$3,959	$5,652
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	(110)	(418)	1,688	113

COMPREHENSIVE INCOME	$972	$245	$5,647	$5,765

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Twelve Months Ended
	December 31,
($ millions)	2007	2006

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$1,375	$1,262
Foreign Currency Translation Adjustment	1,688	113

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF YEAR	$3,063	$1,375

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		December 31,	December 31,
($ millions)		2007	2006

ASSETS
Current Assets
Cash and cash equivalents		$553	$402
Accounts receivable and accrued revenues		2,381	1,721
Current portion of partnership contribution receivable	(Notes 5, 12)	297	—
Risk management	(Note 19)	385	1,403
Inventories	(Note 13)	828	176

		4,444	3,702
Property, Plant and Equipment, net	(Note 6)	35,865	28,213
Investments and Other Assets		607	533
Partnership Contribution Receivable	(Notes 5, 12)	3,147	—
Risk Management	(Note 19)	18	133
Goodwill		2,893	2,525

	(Note 6)	$46,974	$35,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$3,982	$2,494
Income tax payable		1,150	926
Current portion of partnership contribution payable	(Notes 5, 12)	288	—
Risk management	(Note 19)	207	14
Current portion of long-term debt	(Note 14)	703	257

		6,330	3,691
Long-Term Debt	(Note 14)	8,840	6,577
Other Liabilities		242	79
Partnership Contribution Payable	(Notes 5, 12)	3,163	—
Risk Management	(Note 19)	29	2
Asset Retirement Obligation	(Note 15)	1,458	1,051
Future Income Taxes		6,208	6,240

		26,270	17,640

Shareholders’ Equity
Share capital	(Note 16)	4,479	4,587
Paid in surplus		80	160
Retained earnings		13,082	11,344
Accumulated other comprehensive income		3,063	1,375

Total Shareholders’ Equity		20,704	17,466

		$46,974	$35,106

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions)		2007	2006	2007	2006

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,007	$643	$3,884	$5,051
Depreciation, depletion and amortization		1,086	766	3,816	3,112
Future income taxes	(Note 11)	(608)	260	(617)	950
Cash tax on sale of assets	(Note 8)	—	—	—	49
Unrealized (gain) loss on risk management	(Note 19)	569	(141)	1,235	(2,060)
Unrealized foreign exchange (gain) loss		(52)	155	41	—
Accretion of asset retirement obligation	(Note 15)	18	13	64	50
(Gain) loss on divestitures	(Note 8)	22	(2)	(65)	(323)
Other		(108)	48	95	214
Cash flow from discontinued operations		—	19	—	118
Net change in other assets and liabilities		(21)	90	(16)	138
Net change in non-cash working capital from continuing operations		280	39	(8)	3,343
Net change in non-cash working capital from discontinued operations		—	(193)	—	(2,669)

Cash From Operating Activities		2,193	1,697	8,429	7,973

INVESTING ACTIVITIES
Capital expenditures	(Note 6)	(4,408)	(1,250)	(8,737)	(6,600)
Proceeds from divestitures	(Note 8)	(24)	55	481	689
Cash tax on sale of assets	(Note 8)	—	—	—	(49)
Net change in investments and other		(31)	40	(5)	2
Net change in non-cash working capital from continuing operations		120	188	86	19
Discontinued operations		—	180	—	2,557

Cash (Used in) Investing Activities		(4,343)	(787)	(8,175)	(3,382)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		1,090	646	181	134
Issuance of long-term debt	(Note 14)	1,485	—	2,409	—
Repayment of long-term debt		(257)	—	(257)	(73)
Issuance of common shares	(Note 16)	18	39	176	179
Purchase of common shares	(Note 16)	—	(1,246)	(2,025)	(4,219)
Dividends on common shares		(150)	(78)	(603)	(304)
Other		1	(3)	—	(11)

Cash From (Used in) Financing Activities		2,187	(642)	(119)	(4,294)

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		1	—	16	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		38	268	151	297
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		515	134	402	105

CASH AND CASH EQUIVALENTS, END OF PERIOD		$553	$402	$553	$402

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s continuing operations are in the business of exploration for, and development, production and marketing of natural gas, crude oil and natural gas liquids, refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2006 annual audited Consolidated Financial Statements, on January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement”, and Section 3865, “Hedges”. As required by the new standards, prior periods have not been restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income.
The adoption of these standards has had no material impact on the Company’s net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.
Comprehensive Income
The new standards introduce comprehensive income, which consists of net earnings and Other Comprehensive Income (“OCI”). The Company’s Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For EnCana, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.
The cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet. The accumulated foreign currency translation adjustment, formerly presented as a separate category within shareholders’ equity, is now included in AOCI. The Company’s Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.
The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the December 31, 2007 year end accumulated foreign currency translation adjustment balance of $3,063 million is now included in AOCI (December 31, 2006 — $1,375 million). In addition, the change in the accumulated foreign currency translation adjustment balance for the three months and twelve months ended December 31, 2007 of $(110) million and $1,688 million, respectively, is now included in OCI in the Statement of Comprehensive Income (three months and twelve months ended December 31, 2006 — $(418) million and $113 million, respectively).
Financial Instruments
The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the accounting standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.
Cash and cash equivalents are designated as “held-for-trading” and are measured at fair value. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other financial liabilities”.
The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $52 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs, premiums and discounts within long-term debt. The costs capitalized within long-term debt will be amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.
Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Additional information on the Company’s accounting treatment of derivative financial instruments is contained in Note 1 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES
As a result of the new joint venture with ConocoPhillips, EnCana has updated the following significant accounting policies and practices to incorporate the refining business (See Note 5):
Revenue Recognition
Revenues associated with the sales of EnCana’s natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from the Company to its customer. Natural gas and crude oil produced and sold by EnCana below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue. Realized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.
Market optimization revenues and purchased product are recorded on a gross basis when EnCana takes title to product and has risks and rewards of ownership. Purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis. Revenues associated with the services provided where EnCana acts as agent are recorded as the services are provided. Revenues associated with the sale of natural gas storage services are recognized when the services are provided. Sales of electric power are recognized when power is provided to the customer.
Unrealized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the respective period.
Inventory
Product inventories, including petroleum and chemical products, are valued at the lower of average cost and net realizable value on a first-in, first-out basis.
Property, Plant and Equipment
Upstream
EnCana accounts for natural gas and crude oil properties in accordance with the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.
Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depreciation, depletion and amortization.
An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of:
i.	the fair value of proved and probable reserves; and

ii.	the costs of unproved properties that have been subject to a separate impairment test.
Downstream
The initial acquisition costs of refinery property, plant and equipment are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use and the associated asset retirement costs. Capitalized costs are not subject to depreciation until the asset is put into use, after which they are depreciated on a straight-line basis over their estimated service lives of approximately 25 years.
An impairment loss is recognized on refinery property, plant and equipment when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the refinery asset exceeds the discounted future cash flows from the refinery asset.
Market Optimization
Midstream facilities, including natural gas storage facilities, natural gas liquids extraction plant facilities and power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years. Capital assets related to pipelines are carried at cost and depreciated using the straight-line method over their economic lives, which range from 20 to 35 years.
Corporate
Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES (continued)
Asset Retirement Obligation
The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when identified and a reasonable estimate of fair value can be made.
Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms, natural gas processing plants and refining facilities. These obligations also include items for which the Company has made promissory estoppel. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.
Actual expenditures incurred are charged against the accumulated obligation.
4. RECENT ACCOUNTING PRONOUNCEMENT
As of January 1, 2008, EnCana is required to adopt the CICA Handbook Section 3031, “Inventories”, which will replace the existing inventories standard. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with EnCana’s current treatment. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
5. JOINT VENTURE WITH CONOCOPHILLIPS
On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American oil business with ConocoPhillips which consists of an upstream and a downstream entity. The upstream entity contribution included assets from EnCana, primarily the Foster Creek and Christina Lake properties, with a fair value of $7.5 billion and a note receivable from ConocoPhillips of an equal amount. For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion. Further information about these notes is included in Note 12.
In accordance with Canadian generally accepted accounting principles, these entities have been accounted for using the proportionate consolidation method with the results of operations shown in a separate business segment, Integrated Oil (See Note 6).
6. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•
Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s upstream operations are located in Canada and the United States. Offshore and international exploration is mainly focused on opportunities in Atlantic Canada, the Middle East, and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•
Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canada, United States and Integrated Oil segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
In 2007, as a result of the joint venture with ConocoPhillips, EnCana redefined its business segments to those described above. All prior periods have been restated to conform with the current presentation.
Operations that have been discontinued are disclosed in Note 7.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended December 31)

	Upstream
	Canada		United States		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,964	$1,718	$1,110	$765	$87	$69
Expenses
Production and mineral taxes	16	20	47	60	—	—
Transportation and selling	83	107	87	66	—	—
Operating	292	227	95	76	82	61
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	599	494	324	200	52	6

Segment Income (Loss)	$974	$870	$557	$363	$(47)	$2

	Total Upstream		Integrated Oil		Market Optimization
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$3,161	$2,552	$2,369	$260	$837	$735
Expenses
Production and mineral taxes	63	80	—	—	—	—
Transportation and selling	170	173	108	103	—	(1)
Operating	469	364	151	64	9	13
Purchased product	—	—	1,888	—	816	702
Depreciation, depletion and amortization	975	700	77	43	6	4

Segment Income (Loss)	$1,484	$1,235	$145	$50	$6	$17

	Corporate		Consolidated
	2007	2006	2007	2006

Revenues, Net of Royalties	$(566)	$129	$5,801	$3,676
Expenses
Production and mineral taxes	—	—	63	80
Transportation and selling	—	—	278	275
Operating	3	(13)	632	428
Purchased product	—	—	2,704	702
Depreciation, depletion and amortization	28	19	1,086	766

Segment Income (Loss)	$(597)	$123	1,038	1,425

Administrative			121	84
Interest, net			131	142
Accretion of asset retirement obligation			18	13
Foreign exchange (gain) loss, net			(233)	172
(Gain) loss on divestitures			22	(2)

			59	409

Net Earnings Before Income Tax			979	1,016
Income tax expense			(28)	373

Net Earnings From Continuing Operations			$1,007	$643

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended December 31)
Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,510	$1,401	$1,011	$706	$2,521	$2,107
Expenses
Production and mineral taxes	8	11	40	54	48	65
Transportation and selling	72	66	87	66	159	132
Operating	214	166	95	76	309	242

Operating Cash Flow	$1,216	$1,158	$789	$510	$2,005	$1,668

	Oil & NGLs
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$454	$317	$99	$59	$553	$376
Expenses
Production and mineral taxes	8	9	7	6	15	15
Transportation and selling	11	41	—	—	11	41
Operating	78	61	—	—	78	61

Operating Cash Flow	$357	$206	$92	$53	$449	$259

	Integrated Oil
	Oil		Downstream Refining		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$186	$248	$2,206	$—	$(23)	$12
Expenses
Transportation and selling	108	103	—	—	—	—
Operating	36	56	111	—	4	8
Purchased product	—	—	1,915	—	(27)	—

Operating Cash Flow	$42	$89	$180	$—	$—	$4

	Integrated Oil
	Total
	2007	2006
Revenues, Net of Royalties	$2,369	$260
Expenses
Transportation and selling	108	103
Operating	151	64
Purchased product	1,888	—

Operating Cash Flow	$222	$93

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the twelve months ended December 31)

	Upstream
	Canada		United States		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$7,316	$6,970	$4,074	$3,121	$368	$278
Expenses
Production and mineral taxes	102	116	189	233	—	—
Transportation and selling	327	330	307	248	—	—
Operating	1,010	866	323	283	315	235
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	2,171	1,989	1,158	848	94	31

Segment Income (Loss)	$3,706	$3,669	$2,097	$1,509	$(41)	$12

	Total Upstream		Integrated Oil		Market Optimization
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$11,758	$10,369	$7,983	$973	$2,944	$3,007
Expenses
Production and mineral taxes	291	349	—	—	—	—
Transportation and selling	634	578	366	476	10	16
Operating	1,648	1,384	598	221	37	62
Purchased product	—	—	5,725	—	2,858	2,862
Depreciation, depletion and amortization	3,423	2,868	284	157	17	12

Segment Income (Loss)	$5,762	$5,190	$1,010	$119	$22	$55

	Corporate		Consolidated
	2007	2006	2007	2006

Revenues, Net of Royalties	$(1,239)	$2,050	$21,446	$16,399
Expenses
Production and mineral taxes	—	—	291	349
Transportation and selling	—	—	1,010	1,070
Operating	(5)	(12)	2,278	1,655
Purchased product	—	—	8,583	2,862
Depreciation, depletion and amortization	92	75	3,816	3,112

Segment Income (Loss)	$(1,326)	$1,987	5,468	7,351

Administrative			384	271
Interest, net			428	396
Accretion of asset retirement obligation			64	50
Foreign exchange (gain) loss, net			(164)	14
(Gain) loss on divestitures			(65)	(323)

			647	408

Net Earnings Before Income Tax			4,821	6,943
Income tax expense			937	1,892

Net Earnings From Continuing Operations			$3,884	$5,051

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the twelve months ended December 31)
Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$5,671	$5,440	$3,765	$2,854	$9,436	$8,294
Expenses
Production and mineral taxes	70	80	167	213	237	293
Transportation and selling	285	278	307	248	592	526
Operating	744	629	323	283	1,067	912

Operating Cash Flow	$4,572	$4,453	$2,968	$2,110	$7,540	$6,563

	Oil & NGLs
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,645	$1,530	$309	$267	$1,954	$1,797
Expenses
Production and mineral taxes	32	36	22	20	54	56
Transportation and selling	42	52	—	—	42	52
Operating	266	237	—	—	266	237

Operating Cash Flow	$1,305	$1,205	$287	$247	$1,592	$1,452

	Integrated Oil
	Oil		Downstream Refining		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$738	$941	$7,315	$—	$(70)	$32
Expenses
Transportation and selling	366	476	—	—	—	—
Operating	159	194	428	—	11	27
Purchased product	—	—	5,813	—	(88)	—

Operating Cash Flow	$213	$271	$1,074	$—	$7	$5

	Integrated Oil
	Total
	2007	2006

Revenues, Net of Royalties	$7,983	$973
Expenses
Transportation and selling	366	476
Operating	598	221
Purchased product	5,725	—

Operating Cash Flow	$1,294	$276

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Capital
Canada	$941	$689	$3,330	$3,352
United States	606	315	1,919	2,061
Other	31	34	106	106
Integrated Oil	208	150	580	632
Market Optimization	1	4	6	44
Corporate	18	25	94	74

	1,805	1,217	6,035	6,269

Acquisition Capital
Canada	8	2	75	11
United States	2,595	16	2,613	284
Other	—	15	—	15
Integrated Oil	—	—	14	21

	2,603	33	2,702	331

Total	$4,408	$1,250	$8,737	$6,600

On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. Pursuant to the agreement with Brown Kilgore, EnCana operates the properties, receives all the revenue and pays all of the expenses associated with the properties. The arrangement with Brown Kilgore will be complete on May 18, 2008 and the assets will be transferred to EnCana at that time. EnCana has determined that the relationship with Brown Kilgore represents an interest in a Variable Interest Entity (“VIE”) and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Kilgore from the date of acquisition.
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Canada	$17,631	$16,783	$21,429	$20,188
United States	11,879	8,494	12,948	9,509
Other	1,104	1,182	1,135	1,224
Integrated Oil	4,721	1,322	9,597	1,379
Market Optimization	171	154	478	468
Corporate	359	278	1,387	2,338

Total	$35,865	$28,213	$46,974	$35,106

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Corporate Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $147 million related to this office project as an asset under construction. A corresponding liability is included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project.
7. DISCONTINUED OPERATIONS
Midstream
The $75 million gain on discontinuance in 2007 is the result of an expired clause included in the December 2005 sale of the Company’s Midstream natural gas liquids processing operations. The clause provided potential market price support for the facilities and was accrued for in 2005.
During 2006, EnCana completed, in two separate transactions with a single purchaser, the sale of its natural gas storage operations in Canada and the United States. Total proceeds received were approximately $1.5 billion and an after-tax gain on sale of $829 million was recorded.
Ecuador
On February 28, 2006, EnCana completed the sale of its Ecuador operations for proceeds of $1.4 billion before indemnifications. A loss of $279 million, including the impact of indemnifications, was recorded.
Amounts recorded as depreciation, depletion and amortization in 2006 represent provisions which were recorded against the net book value of the Ecuador operations to recognize Management’s best estimate of the difference between the selling price and the underlying accounting value of the related investments, as required by Canadian generally accepted accounting principles.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended December 31,
	Ecuador		United Kingdom		Midstream		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$—	$—	$—	$—	$—	$5	$—	$5

Expenses
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	—	—	—	—	—	—	—	—
Operating	—	—	—	—	—	8	—	8
Purchased product	—	—	—	—	—	2	—	2
Depreciation, depletion and amortization	—	—	—	—	—	—	—	—
Interest, net	—	—	—	—	—	—	—	—
Foreign exchange (gain) loss, net	—	—	—	(1)	—	(1)	—	(2)
(Gain) loss on discontinuance	—	—	—	—	(75)	(41)	(75)	(41)

	—	—	—	(1)	(75)	(32)	(75)	(33)

Net Earnings (Loss) Before Income Tax	—	—	—	1	75	37	75	38
Income tax expense	—	—	—	1	—	17	—	18

Net Earnings (Loss) From Discontinued Operations	$—	$—	$—	$—	$75	$20	$75	$20

	For the twelve months ended December 31,
	Ecuador		United Kingdom		Midstream		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties *	$—	$200	$—	$—	$—	$482	$—	$682

Expenses
Production and mineral taxes	—	23	—	—	—	—	—	23
Transportation and selling	—	10	—	—	—	—	—	10
Operating	—	25	—	—	—	37	—	62
Purchased product	—	—	—	—	—	356	—	356
Depreciation, depletion and amortization	—	84	—	—	—	—	—	84
Interest, net	—	(2)	—	—	—	—	—	(2)
Foreign exchange (gain) loss, net	—	1	—	(1)	—	4	—	4
(Gain) loss on discontinuance	—	279	—	—	(75)	(807)	(75)	(528)

	—	420	—	(1)	(75)	(410)	(75)	9

Net Earnings (Loss) Before Income Tax	—	(220)	—	1	75	892	75	673
Income tax expense	—	59	—	(4)	—	17	—	72

Net Earnings (Loss) From Discontinued Operations	$—	$(279)	$—	$5	$75	$875	$75	$601

*	Revenues, net of royalties in Ecuador for 2006 include realized losses of $1 million related to derivative financial instruments.
Contingencies
EnCana agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements.
During the second quarter of 2006, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator which is an event requiring indemnification under the terms of EnCana’s sale agreement with the purchaser. The purchaser requested payment and EnCana paid the maximum amount in the third quarter of 2006, calculated in accordance with the terms of the agreements, of approximately $265 million. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. DIVESTITURES
Total year-to-date proceeds received on sale of assets and investments were $481 million (2006 - $689 million) as described below:
Canada and United States
In 2007, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $64 million (2006 — $78 million).
Other
In August 2007, the Company closed the sale of Australia assets for proceeds of $31 million resulting in a gain on sale of $30 million. After recording income tax of $5 million, EnCana recorded an after-tax gain of $25 million.
In May 2007, the Company completed the sale of its assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million.
In January 2007, the Company completed the sale of its interests in Chad, properties that were in the pre-production stage, for proceeds of $208 million which resulted in a gain on sale of $59 million.
In August 2006, the Company completed the sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil for approximately $367 million which resulted in a gain on sale of $304 million. After recording income tax of $49 million, EnCana recorded an after-tax gain of $255 million.
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million which resulted in a gain on sale of $17 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 6 for further discussion of The Bow office project assets.
9. INTEREST, NET

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Interest Expense — Long-Term Debt	$129	$97	$460	$366
Interest Expense — Other *	66	57	244	76
Interest Income *	(64)	(12)	(276)	(46)

	$131	$142	$428	$396

*	In 2007, Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively. See Note 12.
10. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(75)	$155	$(683)	$—
Translation of U.S. dollar partnership contribution receivable issued from Canada	22	—	617	—
Other Foreign Exchange (Gain) Loss	(180)	17	(98)	14

	$(233)	$172	$(164)	$14

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Forth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Current
Canada	$415	$70	$900	$764
United States	163	41	647	128
Other Countries	2	2	7	50

Total Current Tax	580	113	1,554	942

Future	(344)	260	(316)	1,407
Future Tax Rate Reductions	(264)	—	(301)	(457)

	$(28)	$373	$937	$1,892

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Twelve Months Ended
	December 31,		December,
	2007	2006	2007	2006

Net Earnings Before Income Tax	$979	$1,016	$4,821	$6,943
Canadian Statutory Rate	32.3%	34.7%	32.3%	34.7%

Expected Income Tax	316	352	1,557	2,407

Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	—	22	—	97
Canadian resource allowance	—	2	—	(16)
Statutory and other rate differences	40	(18)	76	(98)
Effect of tax rate changes	(264)	—	(301)	(457)
Effect of legislative changes	52	—	(179)	—
Non-taxable downstream partnership income	(30)	—	(70)	—
Non-taxable capital (gains) losses	(80)	29	(124)	(1)
Other	(62)	(14)	(22)	(40)

	$(28)	$373	$937	$1,892

Effective Tax Rate	(2.9%)	36.7%	19.4%	27.3%

12. PARTNERSHIP CONTRIBUTION RECEIVABLE / PAYABLE
Partnership Contribution Receivable
On January 2, 2007, upon the creation of the Integrated Oil joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in the upstream entity in exchange for a promissory note of $7.5 billion. The note bears interest at a rate of 5.3 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represents EnCana’s 50 percent share of this promissory note, net of payments to date.
Partnership Contribution Payable
On January 2, 2007, upon the creation of the Integrated Oil joint venture, EnCana issued a promissory note to the downstream entity in the amount of $7.5 billion in exchange for a 50 percent interest. The note bears interest at a rate of 6.0 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represents EnCana’s 50 percent share of this promissory note, net of payments to date.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. INVENTORIES

	As at	As at
	December 31,	December 31,
	2007	2006

Product
Canada	$—	$1
United States	2	—
Integrated Oil	646	49
Market Optimization	180	126

	$828	$176

14. LONG-TERM DEBT

	As at	As at
	December 31,	December 31,
	2007	2006

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,506	$1,456
Unsecured notes	1,138	793

	2,644	2,249

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	495	104
Unsecured notes	6,421	4,421

	6,916	4,525

Increase in Value of Debt Acquired *	66	60
Debt Discounts and Financing Costs	(83)	—
Current Portion of Long-Term Debt	(703)	(257)

	$8,840	$6,577

*
Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.

On March 12, 2007, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million. The notes have a coupon rate of 4.3 percent and mature on March 12, 2012.
On August 13, 2007, EnCana completed a public offering in the United States of senior unsecured notes in the aggregate principal amount of US$500 million. The notes have a coupon rate of 6.625 percent and mature on August 15, 2037.
On December 4, 2007, EnCana completed a public offering in the United States of senior unsecured notes in two series in the aggregate principal amount of US$1,500 million. The first series of US$700 million have a coupon rate of 5.9 percent and mature on December 1, 2017. The second series of US$800 million have a coupon rate of 6.5 percent and mature on February 1, 2038.
15. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	December 31,	December 31,
	2007	2006

Asset Retirement Obligation, Beginning of Year	$1,051	$816
Liabilities Incurred	89	68
Liabilities Settled	(100)	(51)
Change in Estimated Future Cash Flows	184	172
Accretion Expense	64	50
Other	170	(4)

Asset Retirement Obligation, End of Year	$1,458	$1,051

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. SHARE CAPITAL

	December 31, 2007		December 31, 2006
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	777.9	$4,587	854.9	$5,131
Common Shares Issued under Option Plans	8.3	176	8.6	179
Stock-Based Compensation	—	17	—	11
Common Shares Purchased	(36.0)	(301)	(85.6)	(734)

Common Shares Outstanding, End of Year	750.2	$4,479	777.9	$4,587

Normal Course Issuer Bid
To December 31, 2007, the Company purchased 38.9 million Common Shares for total consideration of approximately $2,025 million. Of the amount paid, $325 million was charged to Share capital and $1,700 million was charged to Retained earnings. Included in the Common Shares Purchased in 2007 are 2.9 million Common Shares distributed, valued at $24 million, from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 17). For these Common Shares distributed, there was an $82 million adjustment to Retained earnings with a reduction to Paid in surplus of $106 million.
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under six consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.1 million Common Shares under the renewed Bid which commenced on November 13, 2007 and terminates on November 12, 2008.
Stock Options
EnCana has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at December 31, 2007. Information related to TSARs is included in Note 17.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	11.8	23.17
Exercised	(8.3)	23.73
Forfeited	(0.1)	22.53

Outstanding, End of Year	3.4	21.82

Exercisable, End of Year	3.4	21.82

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 21.99	0.6	1.8	11.58	0.6	11.58
22.00 to 23.99	2.6	0.3	23.86	2.6	23.86
24.00 to 25.99	0.2	0.7	25.04	0.2	25.04

	3.4	0.6	21.82	3.4	21.82

At December 31, 2007, the balance in Paid in surplus relates to stock-based compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at December 31, 2007. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Current Service Cost	$5	$6	$16	$16
Interest Cost	5	4	19	17
Expected Return on Plan Assets	(5)	(4)	(19)	(16)
Expected Actuarial Loss on Accrued Benefit Obligation	1	2	4	6
Expected Amortization of Past Service Costs	1	1	2	2
Amortization of Transitional Obligation	(1)	—	(2)	(1)
Expense for Defined Contribution Plan	9	8	34	28

Net Benefit Plan Expense	$15	$17	$54	$52

For the year ended December 31, 2007, contributions of $8 million have been made to the defined benefit pension plans (2006 — $9 million).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at December 31, 2007:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	17,276,191	44.99
Granted	4,814,338	57.70
Exercised — SARs	(2,020,357)	41.20
Exercised — Options	(12,235)	35.04
Forfeited	(1,203,796)	50.02

Outstanding, End of Year	18,854,141	50.49

Exercisable, End of Year	5,267,550	43.18

For the year ended December 31, 2007, EnCana recorded compensation costs of $225 million related to the outstanding TSARs (2006 — $52 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
In 2007, under the terms of the existing Employee Stock Option Plan, EnCana granted Performance TSARs under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance TSARs that do not vest when eligible are forfeited.
The following table summarizes the information about Performance TSARs at December 31, 2007:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	7,275,575	56.09
Forfeited	(344,650)	56.09

Outstanding, End of Year	6,930,925	56.09

Exercisable, End of Year	—	—

For the year ended December 31, 2007, EnCana recorded compensation costs of $21 million related to the outstanding Performance TSARs (2006 — nil).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. COMPENSATION PLANS (continued)
D) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at December 31, 2007:

	Outstanding	Average
	DSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	866,577	29.56
Granted, Directors	79,168	57.02
Exercised	(365,885)	29.56
Units, in Lieu of Dividends	9,314	62.80

Outstanding, End of Year	589,174	33.78

Exercisable, End of Year	589,174	33.78

For the year ended December 31, 2007, EnCana recorded compensation costs of $14 million related to the outstanding DSUs (2006 — $5 million).
E) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at December 31, 2007:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,766,329	31.24
Granted	23,097	62.84
Distributed	(2,937,491)	26.98
Forfeited	(166,899)	34.38

Outstanding, End of Year	1,685,036	38.79

For the year ended December 31, 2007, EnCana recorded compensation costs of $43 million related to the outstanding PSUs (2006 — $27 million).
At December 31, 2007, EnCana has approximately 2.6 million Common Shares held in trust for issuance upon vesting of the PSUs (2006 — 5.5 million).
F) Share Appreciation Rights (“SARs”)
EnCana has not granted any SARs after 2002, and as at December 31, 2007 there are none outstanding. For the year ended December 31, 2007, EnCana has not recorded any compensation costs related to the outstanding SARs (2006 — reduction of compensation costs of $1 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended					Twelve Months Ended
	March 31,	June 30,	September 30,	December 31,		December 31,
(millions)	2007	2007	2007	2007	2006	2007	2006

Weighted Average Common Shares Outstanding — Basic	768.4	758.5	750.4	749.8	792.5	756.8	819.9
Effect of Dilutive Securities	11.2	6.7	5.5	5.3	13.9	7.8	16.6

Weighted Average Common Shares Outstanding — Diluted	779.6	765.2	755.9	755.1	806.4	764.6	836.5

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized Gain (Loss) on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Revenues, Net of Royalties	$408	$240	$1,601	$393
Operating Expenses and Other	(1)	1	3	5

Gain (Loss) on Risk Management — Continuing Operations	407	241	1,604	398
Gain (Loss) on Risk Management — Discontinued Operations	—	8	—	12

	$407	$249	$1,604	$410

	Unrealized Gain (Loss)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Revenues, Net of Royalties	$(566)	$129	$(1,239)	$2,050
Operating Expenses and Other	(3)	12	4	10

Gain (Loss) on Risk Management — Continuing Operations	(569)	141	(1,235)	2,060
Gain (Loss) on Risk Management — Discontinued Operations	—	(7)	—	20

	$(569)	$134	$(1,235)	$2,080

Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2007 to December 31, 2007:

		Total
	Fair	Unrealized
	Market	Gain
	Value	(Loss)

Fair Value of Contracts, Beginning of Year	$1,416
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2007	353	$353
Fair Value of Contracts in Place at Transition that Expired During 2007	—	16
Foreign Exchange Gains on Canadian Dollar Contracts	2	—
Fair Value of Contracts Realized During 2007	(1,604)	(1,604)

Fair Value of Contracts, End of Year	$167	$(1,235)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions (continued)
At December 31, 2007, the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
December 31, 2007

Risk Management
Current asset	$385
Long-term asset	18
Current liability	207
Long-term liability	29

Net Risk Management Asset	$167

A summary of all unrealized estimated fair value financial positions is as follows:

As at
December 31, 2007

Commodity Price Risk
Natural gas	$346
Crude oil	(199)
Power	19
Credit Derivatives	(1)
Interest Rate Risk	2

Total Fair Value Positions	$167

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2006 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements.
Natural Gas
At December 31, 2007, the Company’s gas risk management activities from financial contracts had an unrealized gain and a fair market value position of $346 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value
Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,583	2008	8.21	US$/Mcf	$303
Basis Contracts
Canada	191	2008	(0.78)	US$/Mcf	1
United States	1,049	2008	(1.02)	US$/Mcf	65
Canada and United States*		2009-2011		US$/Mcf	(23)

Total Fair Value Positions					$346

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At December 31, 2007, the Company’s oil risk management activities from financial contracts had an unrealized loss and a fair market value of $(199) million. The contracts were as follows:

	Notional Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value
Sales Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	23,000	2008	70.13	US$/bbl	$(188)

					(188)
Other Financial Positions *					(11)

Total Fair Value Positions					$(199)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
Power
The Company has in place two Canadian dollar denominated derivative contracts, commencing January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At December 31, 2007, these contracts had an unrealized gain and a fair market value position of $19 million.
20. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
21. SUBSEQUENT EVENTS
On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
22. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2007.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)